PANNONPLAST

INDUSTRIES PLC.
Chairman & CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
janos.illessy@pannonplast.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

04012406

Budapest, 7 January, 2004

04 JAN 28 AM 7:21

SUPPL

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Enclosed please find the latest Extraordinary Announcement of Pannonplast on Court of Registry Decisions.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Yours sincerely,

Dr. János Illéssy

dw 1/28

Encl

Extraordinary Announcement of Pannonplast Industries Plc. on Court of Registry Decisions

In accordance with its reporting obligations, Pannonplast Plc informs its shareholders and all concerned parties as follows:

a. With its decree No. Cg. 01-10-041618/134 dated 5 December 2003, the Municipality Court of Budapest, as Court of Registry, ordered that all the resolutions of Pannonplast's Annual General Meeting held on 30 April 2003 be registered.

   By this development all the obstacles ceased to exist to register the resolutions of the Extraordinary General Meeting of Pannonplast held on 3 November 2003, which is expected to happen soon.

b. With its decree No. Cgt. 01-03/002557/24 dated 17 December 2003, the Municipality Court of Budapest, as Court of Registry, rejected the Hungarian Financial Supervisory Authority's claim for legitimacy supervision procedure, in which it challenged (i) Pannonplast's practice of keeping its Share Register and (ii) paragraph No. 11/5 of the company's Articles of Association. The proposal of the Hungarian Financial Supervisory Authority, that the Court of Registry declare the resolutions of the Annual General Meeting of 30 April 2003 null and void, has also been refused.

Budapest, 7 January, 2004

Dr. János Illéssy
Chairman of the Board of Directors, Pannonplast

2004.01.07.